Eastern Energy Gas Holdings, LLC

10700 Energy Way

Glen Allen, Virginia 23060

VIA EDGAR

January 8, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Eastern Energy Gas Holdings, LLC
Registration Statement on Form S-3
Filed December 15, 2023
File No. 333-276072

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-276072) of Eastern Energy Gas Holdings, LLC so that it may become effective at 9:00 a.m., Eastern Time, on January 11, 2024, or as soon as possible thereafter.

Sincerely,

EASTERN ENERGY GAS HOLDINGS, LLC

/s/ Anne E. Bomar
Anne E. Bomar
Senior Vice President and General Counsel